FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  [X]    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 10 - 2004 TORM - Results for second quarter 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 11, 2004.

Exhibit 1

ANNOUNCEMENT NO. 10 - 2004
TORM - results for first half 2004

12 August 2004

o First half 2004 profits better than expected - expectations for 2004 profit before tax and value adjustment on NORDEN shares increased to DKK 875-925 mill.

o Profit from own activities in the second quarter 2004 in itself was DKK 245 mill.

o Profit from own activities in the first half 2004 was DKK 494 mill. after tax - better than originally expected.

o Profit after tax in the second quarter 2004 after value adjustments on the shares in Dampskibsselskabet 'NORDEN' A/S and dividend received from NORDEN was DKK 23 mill.

o Profit after tax for the first half 2004 was DKK 1,119 mill., including value adjustment on the NORDEN shares of DKK 552 mill. and dividend received from NORDEN of DKK 73 mill. The result is considered highly satisfactory.

o Cash flow from operating activities was DKK 680 mill. in the first half 2004 (DKK 233 mill.)

o Return on invested capital was 30.6% p.a. and return on equity was 76.7% p.a. in the first half 2004.

o    Earnings per share (EPS) for the first half 2004 were DKK 32.2 (DKK 6.8).

o    The market value of the Company's  fleet  including  newbuilding  contracts
     exceeded  the  book  value  by  DKK  1,811  mill.   as  of  30  June  2004.
     Shareholders' equity was DKK 3,374 mill. as of 30 June 2004.

o Freight rates in the bulk market have improved considerably earlier than expected, which combined with the tanker market rates have caused TORM to upgrade its expectations for profit before tax for 2004 from min. DKK 750-800 mill. announced in the first quarter 2004 report to DKK 875-925 mill. before any value adjustments on the NORDEN shares. The value adjustment on the NORDEN shares in 2004 was DKK 775 mill. as of 11 August 2004.

Telephone conference and webcast (www.torm.com) reviewing the results will take place on 12 August 2004, 17.00 Danish time. To participate, please call 10 minutes prior to the start of the telephone conference on +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from the USA).

A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

KEY FIGURES FOR THE GROUP
----------------------------------------------------------------------------------------------------------------------
DKK mill.                                                                                         Change         Full
                                                              First half       First half     first half         year
                                                                    2004             2003        2003-04         2003
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                                        1,216              939            29%        1,928
Time Charter equivalent earnings                                     990              612            62%        1,307
Gross profit                                                         680              300           127%          647
Profit before depreciation                                           641              259           147%          572
Profit before financial items                                        540              173           212%          395
Net gain from other investments
  and securities                                                     551               56           884%          682
Other financial items                                                 28                7           300%          -25
Profit before tax                                                  1,119              236           374%        1,052
Net profit after tax for the period                                1,119              236           374%        1,051
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                                       6,214            4,079            52%        4,894
Shareholders' equity                                               3,374            1,721            96%        2,464
Liabilities                                                        2,840            2,358            20%        2,430

Invested capital                                                   3,878            2,821            37%        3,186
Net interest bearing debt                                          2,034            1,447            41%        1,698
----------------------------------------------------------------------------------------------------------------------
CASH FLOW
From operating activities                                            680              233           192%          494
From investing activities                                           -693             -306           126%       -1,008
  thereof investment in tangible fixed assets                       -693             -420            65%       -1,122
From financing activities                                            107              125           -14%          471
                                                                     ---              ---                         ---
Net cash flow                                                         94               52            81%          -43
----------------------------------------------------------------------------------------------------------------------
KEY FIGURES
Gross margin                                                       55.9%            31.9%                       33.6%
Profit before depreciation/Net revenue                             52.7%            27.6%                       29.7%
Profit before financial items/Net revenue                          44.4%            18.4%                       20.5%
RoE (p.a.)                                                         76.7%            28.2%                       51.4%
RoIC (p.a.)                                                        30.6%            12.2%                       13.1%
Equity ratio                                                       54.3%            42.2%                       50.3%

Share price, end of period (DKK)*                                  149.8             42.8           250%         90.3
Millions of shares, end of period*                                  36.4             36.4             0%         36.4
Earnings per share (DKK)*                                           32.2              6.8           373%         30.3
Exchange rate USD/DKK, end of period                                6.11             6.50            -6%         5.96
Exchange rate USD/DKK, average                                      6.07             6.74           -10%         6.59

----------------------------------------------------------------------------------------------------------------------
* The comparative figures are restated to reflect the issue of bonus shares in
May 2004.

FIRST HALF 2004 RESULTS

Profit after tax for the first half 2004 was DKK 1,119 mill., including value adjustment on the NORDEN shares of DKK 552 mill. and dividend received from NORDEN of DKK 73 mill. The result is highly considered satisfactory

Gross profit in the first half was DKK 680 mill. (against DKK 300 mill. in the first half 2003). The increase is mainly attributable to a combination of increasing freight rates in the Bulk division and an increased number of operating days in the Tanker division, countered by a 10% lower average USD/DKK-exchange rate.

Profit before depreciation was DKK 641 mill. (DKK 259 mill.).

Depreciation was DKK 101 mill. in the first half 2004 (DKK 86 mill.). The increased depreciation is due to the expansion of the Company's fleet through the delivery of four new and one second-hand product tankers and three second-hand bulk carriers in the period July 2003 - June 2004, countered by the lower USD/DKK-exchange rate.

Net financial items were positive by DKK 579 mill. (DKK 63 mill.) This includes net gains on securities - primarily the NORDEN shares - of DKK 551 mill., dividend received on the NORDEN shares of DKK 73 mill., net interest expenses of DKK 35 mill. and other financial items of negative DKK 11 mill.

Profit before and after tax was DKK 1,119 mill. (DKK 236 mill.). Thereof the Tanker division's profit after tax was DKK 228 mill. (DKK 177 mill.), while the Bulk division's profit after tax was DKK 267 mill. (DKK 6 mill.). Other activities - mainly Unallocated financial items - showed a profit after tax of DKK 624 mill. (DKK 53 mill.).

Cash flow from operating activities was positive by DKK 680 mill. in the first half of 2004, primarily consisting of cash earnings and the dividend from NORDEN of DKK 73 mill.

Cash flow from investment activities was negative by DKK 693 mill. This amount comprises investments in fixed assets, primarily vessels.

Cash flow from financing activities was DKK 107 mill. in the first half 2004. This amount consists mainly of loan draw-downs in connection with the delivery of newbuildings and second hand vessels of DKK 711 mill., less repayments on mortgage and leasing debt of DKK 341 mill., payment of dividend to TORM's shareholders of DKK 210 mill. and net settlement of share options of DKK 53 mill.

Consequently, the total cash flow in the first half 2004 was DKK 94 mill. The Company's cash and bond holdings were DKK 573 mill. against DKK 479 mill. at the end of 2003.

Total assets increased in the first half 2004 from DKK 4,894 mill. to DKK 6,214 mill., mainly due to the increase in fixed assets from DKK 4,169 mill. to DKK 5,398 mill. This was positively impacted by the delivery of two LR1 newbuildings, one second-hand MR newbuilding, two second-hand bulk carriers, the value adjustment related to the NORDEN shareholding and the increased USD/DKK-exchange rate in the first half 2004, countered by depreciation during the period. The investment in NORDEN is valued at DKK 2,064 per share, the closing price on Copenhagen Stock Exchange on 30 June 2004.

Net interest bearing debt increased in the first half 2004 from DKK 1,698 mill. to DKK 2,034 mill. The increase is due to net borrowing in connection with the delivery of vessels countered by the positive operating cash flow during the period.

During the first half 2004, shareholders' equity increased from DKK 2,464 mill. to DKK 3,374 mill., mainly as a result of the earnings in the period less dividend payments. Shareholders' equity as a percentage of total assets increased from 50.3% at 31 December 2003 to 54.3% at 30 June 2004.

On 30 June 2004, TORM owned 1,566,612 own shares corresponding to 4.3% of the Company's share capital, a reduction of 196,124 own shares from 31 December 2003.

SECOND QUARTER 2004 RESULTS
Second quarter 2004 gross profit was DKK 347 mill. Profit before depreciation for the second quarter was DKK 324 mill., while profit before financial items was DKK 273 mill. Of this amount, the Tanker and Bulk divisions contributed DKK 119 mill. and DKK 154 mill., respectively.

Profit from own activities in the second quarter 2004 was DKK 245 mill.

Financial items were negative by DKK 250 mill. due to a negative value adjustment on the NORDEN shares of DKK 295 mill. in the second quarter 2004, which was only partly countered by the dividend payment received on the NORDEN shares of DKK 73 mill. Isolated, second quarter 2004 profit after tax was DKK 23 mill.

---------------------------------------------------------------------------------------------------------------------------
Segment information                                First half 2004                        Q2 2004
 (DKK mill.)
                                          Tanker     Bulk                           Tanker     Bulk
                                        division division   Unallocated    Total  division division   Unallocated    Total
---------------------------------------------------------------------------------------------------------------------------
Net revenue                                  691      525             0    1,216       337      269             0      606
Port expenses and bunker                    -173      -53             0     -226       -88      -15             0     -103
                                      -------------------------------------------------------------------------------------
Time charter equivalent earnings             518      472             0      990       249      254             0      503
Charter hire                                 -40     -130             0     -170       -21      -65             0      -86
Operating expenses                          -108      -32             0     -140       -53      -17             0      -70
                                      -------------------------------------------------------------------------------------
Gross Profit                                 370      310             0      680       175      172             0      347
Profit on sale of vessels
  and interests                                0        0             0        0         0        0             0        0
Administrative expenses                      -52      -17            -1      -70       -28       -9             0      -37
Other Operating income                        31        0             0       31        14        0             0       14
                                      -------------------------------------------------------------------------------------
Profit before depreciation                   349      293            -1      641       161      163             0      324
Depreciation                                 -84      -17             0     -101       -42       -9             0      -51
                                      -------------------------------------------------------------------------------------
Profit before financial items                265      276            -1      540       119      154             0      273
Net gain/(loss) form other
  investments and securities                   0        0           551      551         0        0          -300     -300
Other financial items                        -37       -9            74       28       -16       -8            74       50
                                      -------------------------------------------------------------------------------------
Profit/(Loss) before tax                     228      267           624    1,119       103      146          -226       23
Tax                                            0        0             0        0         0        0             0        0
                                      -------------------------------------------------------------------------------------
Net profit for the period                    228      267           624    1,119       103      146          -226       23

---------------------------------------------------------------------------------------------------------------------------

TANKER DIVISION
The Tanker division's profit after tax was DKK 228 mill. in the first half 2004.

Freight rates in the product tanker market were at a high level in the first half 2004. This is normally the case in the winter months, but in 2004 the firm freight rate level continued into the second quarter. Growth in the world economy in general coupled with a high oil price were contributing factors behind continued low inventories of refined products, which led to good - and better than expected - freight rate levels in the product tanker market throughout the first half.

Earnings data for the Tanker division
                                                                      2003       2004       2004         Change
                                                                          -----------------------
                                                                        q2         q1         q2          q2-q2
LR2/Aframax vessels
---------------------------------------------------------------------------------------------------------------
Available earning days                                                 272        455        450            65%
TCE per earning day (USD/day)*)                                     32,804     32,012     27,896           -15%
OPEX per earning day (USD/day) **)                                  -5,816     -4,453     -4,898           -16%
Operating C/F per earning day (USD/day) ***)                        18,479     21,697     17,061            -8%
---------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
---------------------------------------------------------------------------------------------------------------
Available earning days                                                 194        288        319            64%
TCE per earning day (USD/day)*)                                     26,507     28,270     23,028           -13%
OPEX per earning day (USD/day) **)                                  -7,070     -6,141     -5,267           -26%
Operating C/F per earning day (USD/day) ***)                        19,436     22,130     17,761            -9%
---------------------------------------------------------------------------------------------------------------

MR vessels
---------------------------------------------------------------------------------------------------------------
Available earning days                                               1,000      1,047      1,067             7%
TCE per earning day (USD/day)*)                                     19,369     21,491     20,288             5%
OPEX per earning day (USD/day) **)                                  -4,575     -5,927     -5,367            17%
Operating C/F per earning day (USD/day) ***)                        14,794     15,565     14,920             1%
---------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunker and commissions.
**) Operating expenses for own vessels. ***) TCE earnings less operating expenses and charter hire.


Compared to the second quarter 2003 the rates achieved in the second quarter 2004 were 15% and 13% lower and 5% higher for the LR2, LR1 and MR segments, respectively. Second quarter 2004 was not to the same extent as 2003 impacted by one-off factors such as the general strike in Venezuela and the build-up to the war in Iraq, but despite this and despite the delivery of many newbuildings the market showed very firm freight rates for the season.

The total activity level in the Tanker division, measured by the number of available earning days, increased by 25% in the second quarter 2004 compared to the second quarter 2003. In the LR2 segment the number of available earning days increased by 65% due to the delivery of two newbuildings towards the end of 2003. In the LR1 segment the increase in the number of available earning days was 64% due to delivery of TORM Estrid in January 2004. The increase in the number of earning days in the MR segment is due to the delivery of TORM Alice in February 2004.


BULK DIVISION
The Bulk division profit after tax for the first half 2004 was DKK 267 mill.

The freight rates in the bulk market were at an extraordinarily high level in the first quarter 2004. Towards the end of the second quarter, freight rates fell rapidly. It was primarily strong Chinese demand coupled with increased waiting time in many ports that formed the background for the firm freight rate level in the first quarter. Following this, the Chinese slowdown in the economy in the second quarter led to the rapidly falling freight rates in the second quarter.


Earnings data for the bulk division
                                                                       2003       2004       2004         Change
                                                                           -----------------------
Panamax vessels                                                          q2         q1         q2          q2-q2
                                                                           -----------------------
-----------------------------------------------------------------------------------------------------------------
Available earning days                                               1,286      1,383      1,352               5%
TCE per earning day (USD/day)*)                                     11,905     23,219     26,501             123%
OPEX per earning day (USD/day) **)                                  -4,592     -5,501     -5,810              27%
Operating C/F per earning day (USD/day) ***)                         3,331     14,327     17,523             426%
-----------------------------------------------------------------------------------------------------------------

Handysize vessels
-----------------------------------------------------------------------------------------------------------------
Available earning days                                                 351        303        302             -14%
TCE per earning days (USD/day)*)                                     7,781     15,963     16,320             110%
OPEX per earning days (USD/day) **)                                 -3,180     -3,112     -3,302               4%
Operating C/F per earning day (USD/day) ***)                         3,392     11,187     11,082             227%
-----------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunker and commissions.
**)  Operating  expenses  for own  vessels.
***) TCE earnings less operating expenses and charter hire.

However, freight rates for TORM's Panamax vessels were higher in the second quarter 2004 compared to the first quarter of 2004 due to charters entered into in the first quarter 2004 only showing full effect in the second quarter.

Compared to the second  quarter 2003,  freight rates for the second quarter 2004
were  123%  and  110%  higher  for  TORM's   Panamax  and   Handysize   vessels,
respectively.

Compared to the second quarter 2003, the number of available earning days increased by 5% for TORM's Panamax vessels, while TORM in the Handysize segment has redelivered a vessel in 2003, which explains the reduction in the number of available earning days by 14% in this segment.


UNALLOCATED
Unallocated items were DKK 624 mill., mainly consisting of unallocated financial items, including an unrealized gain on the NORDEN shares of DKK 522 mill. and dividends received from NORDEN of DKK 73 mill. and various minor items, primarily adjustments related to the Liner activity, which were sold in 2002.


FLEET DEVELOPMENT
During the first half 2004 TORM took delivery of two newbuildings - both LR1 product tankers - and exercised options to purchase the two Panamax bulk carriers, TORM Baltic and TORM Marlene at favourable prices. These two vessels were delivered in the second quarter of 2004. In addition to this, during the first half 2004, TORM has acquired the MR product tanker TORM Alice from the pool partner Rederi AB Gotland and the MR product tanker "Zorca" (built 1999), which will be delivered around 1 October 2004. Following these deliveries, TORM's owned product tanker fleet measured in DWT will have increased by 20% during 2004, while the owned bulk carrier fleet has increased by 42%.

TORM's orderbook consists of five LR2 newbuildings with delivery from April 2006 to January 2008 with a combined value of almost USD 200 mill.

Since the end of 2003 vessel values in general have increased considerably, both in the tanker and bulk markets, and as of 30 June 2004 the market value of the Company's fleet valued by two individual shipbrokers exceeded the book value of vessels and newbuildings by DKK 1,811 mill.


ASIA/CHINA
The Asian market, especially China, but also other Asian countries, including Japan and India are important markets for the shipping industry and TORM. It is therefore positive that the Asian market, not least India, grows considerably, and that the Japanese market grows again.

During the first half, the Chinese market was - especially in the bulk market - a significant factor behind the swings in the freight market. The large increases in the bulk market towards the end of 2003 and in the first quarter 2004 were especially due to increasing Chinese import of raw materials such as iron ore and coal, which led to build-up of raw material stocks. In the second quarter of 2004 China introduced a number of measures to avoid overheating its economy, which especially impacted the type of raw materials normally transported on bulk carriers. TORM believes that after a period of stock reduction, in the third quarter 2004, the Chinese market will again increase the import of raw materials. This is expected to have a positive impact on freight rate levels.

China's demand is not as crucial for the freight market for product tankers. China is today the World's second largest consumer of oil, but the import of refined products is so far relatively limited, although increasing rapidly. A gradual liberalization of the import of refined products, which will be transported in product tankers, is expected to increase this import significantly.


CAPITAL STRUCTURE
TORM's shareholders' equity was 54% of total assets at the end of the second quarter 2004, but longer term TORM aims for a capital structure with shareholders' equity to total assets of about 30-40%. TORM's current investment program has limited liquidity requirements in the second half of 2004 and in 2005 and consequently it is likely that significant liquidity will be generated.

The current market price levels for vessels are relatively high, but due to the low interest rates it is still possible to selectively find investments that meet TORM's required returns. TORM continuously evaluates opportunities for investments in single vessels, fleets or companies, but given the cyclical nature of the shipping industry, the timing of larger investments is very significant.

After the end of the second quarter 2004Teekay Netherlands European Holdings BV sold its holding of app. 16% of TORM's shares to Danish and international investors, mainly institutional, which has increased the free float of TORM shares considerably.


ISPS
On 1 July 2004 the International Ship and Port Facility Security code (ISPS) came into force. ISPS stipulates that ship owners and ports introduce, maintain and test a number of procedures. As of 1 July 2004 71% of the vessels in Intertanko, the tanker vessel owners organisation, were certified. It is expected that the majority of the remaining tankers trading internationally will be certified in the third quarter 2004. In accordance with its tradition for quality, TORM was certified well before the 1 July deadline. The introduction of ISPS has not had any significant influence on the markets for TORM's vessels, but led to a direct cost of around DKK 2 mill. for TORM.


PROCUCT TANKER POOLS
The three product tanker pools consisted of a total of 68 vessels by 30 June 2004. During the first half 2004 net growth was seven vessels. Based on the delivery of already ordered vessels the three pools will consist of 74 vessels by the end of 2004.

There are continuing discussions with potential poolpartners.

NEW MAIN OFFICE
In June 2004, TORM moved to a new head office in Tuborg Havn, Hellerup. The new office address is: Tuborg Havnevej 18, DK-2900 Hellerup. Telephone numbers etc. remain unchanged.

EXPECTATIONS FOR 2004

Tanker divisionen
Freight rates in the Tanker division for the first half 2004 and into third quarter 2004 have been higher than forecasted in the 2003 Annual Report. The background is higher global economic growth, which increases the oil consumption. According to IEA, global oil consumption is expected to increase by 2.9% in 2004 up from 0.3% in 2002 and 2.3% in 2003. This has caused increased use of refined oil products, which combined with historically low inventories have led to increasing requirements for product tankers to transport refined products.

Bulk division
In the Bulk market, freight rates for the first quarter 2004 were very high, but fell in the second quarter 2004. At the start of the third quarter 2004, rates again increased rapidly after China increased its import of agricultural products and iron ore. TORM expects that the bulk markets in the months to come will remain firm, but volatile.

When the market fell in the second quarter TORM benefited from a relatively high degree of coverage of the Company's operating days in 2004. This coverage will gradually expire in the third and especially fourth quarter of 2004, and consequently the coverage for 2005 is currently limited. In light of the high degree of volatility in the bulk markets, TORM plans to renew its current coverage as it expires in the second half, whereby the coverage will extend into 2005. It is therefore positive that freight rate levels since the end of June 2004 have improved significantly. TORM expects to have a slightly lower number of operating days in 2005 compared to 2004.

84% of the operating days for the Company's Panamax bulk vessels in 2004 were covered at an average level of USD 24,490 per day as of 31 July 2004.

Financial expectations
Due to the above market expectations, TORM increases its expectations of the 2004 result before tax from minimum DKK 750-800 mill. as announced in the first quarter 2004 report to DKK 875-925 mill. before any value adjustments related to the NORDEN shares. The unrealized gain on the NORDEN shares in 2004 as of 11 August 2004 was DKK 775 mill. based on a NORDEN share price on the Copenhagen Stock Exchange of DKK 2,370.

The expectations for the result in the remaining part of 2004 are based on a USD/DKK- exchange rate of 6.00 and the following freight rates and activity levels for TORM's vessels, which should be considered as a guidance only:

                        Expected TCE freight rates and operating days for TORM in 2004
                                                                         2004
                                          --------------------------------------------------------------------
                                      2003          q11           q21          q32           q42   Full year3
LR2
TCE rates (USD/day)                 27,185       32,012        27,896       28,532        23,718       28,040
  # of days                          1,231          455           450          455           455        1,815
LR1
 TCE rates (USD/day)                22,429       28,270        23,028       23,509        19,841       23,307
 # of days                             847          288           319          402           410        1,419
MR
 TCE rates (USD/day)                17,307       21,491        20,288       18,229        15,714       18,910
 # of days                           4,015        1,047         1,067        1,070         1,078        4,262

Panamax
 TCE rates (USD/day)                11,695       23,219        26,501       23,949        23,880       24,381
 # of days                           5,147        1,383         1,352        1,343         1,355        5,433
Handysize
 TCE rates (USD/day)                 8,706       15,963        16,320       13,281        13,542       14,980
 # of days                           1,258          303           302          234           212        1,051
---------------------------------------------------------------------------------------------------------------

1 Actual freight rates.
2 Expected freight rates.
3 TCE rates are weighted average of the four quarters.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

ACCOUNTING POLICIES
The consolidated accounts for the first half 2004 have been prepared using the same accounting policies as for the 2003 Annual Report.

The accounting policies are described in more detail in the 2003 Annual Report.

The Company expects to present its accounts in USD from first quarter 2005 in accordance with the revised Danish Financial Statements Act.

The quarterly report for the first half of 2004 is unaudited in line with normal practice.



TELEPHONE CONFERENCE AND WEBCAST
TORM invites financial analysts and investors to a telephone conference, where the quarterly report for first half 2004 will be discussed on 12 August 2004, at
17.00 Danish time. The telephone conference will be conducted in English and be hosted by CEO Klaus Kjaerulff and CFO Klaus Nyborg. To participate, please call 10 minutes before the start of the conference on tel: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from the US). The telephone conference will also be accessible via the Internet (www.torm.com), from where the presentation used in the telephone conference can also be downloaded.

Income statement

1 January - 30 June 2004

                                                            First half 2004    First half 2003                2003
DKK mill.
Net revenue                                                           1,216                939               1,928
Port expenses and bunkers                                              -226               -327                -621
                                                        -----------------------------------------------------------

Time Charter Equivalent Earnings                                        990                612               1,307

Charter hire                                                           -170               -191                -405
Technical running costs                                                -140               -121                -255
                                                        -----------------------------------------------------------

Gross profit                                                            680                300                 647

Profit on sale of vessels and interests                                   0                  0                   0
Administrative expenses                                                 -70                -67                -126
Other operating income                                                   31                 26                  51
                                                        -----------------------------------------------------------

Profit before depreciation                                              641                259                 572

Depreciation                                                           -101                -86                -177
                                                        -----------------------------------------------------------

Profit before financial items                                           540                173                 395

Net gain/(loss) from other investments and securities                   551                 56                 682
Other financial items                                                    28                  7                 -25
                                                        -----------------------------------------------------------

Profit before tax                                                     1,119                236               1,052

Tax                                                                       0                  0                  -1
                                                        -----------------------------------------------------------

Net profit for the period                                             1,119                236               1,051
                                                        -----------------------------------------------------------


Balance sheet
                                                                        30 June 2004       31 December 2003
DKK mill.

ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                                             0                      2
Land and buildings                                                                 2                      3
Vessels and capitalized dry-docking                                            3,711                  2,944
Prepayment on vessels under construction                                         138                    229
Other plant and operating equipment                                               17                     15
                                                             -----------------------------------------------
                                                                               3,868                  3,193
                                                             -----------------------------------------------

Financial fixed assets
Other investments                                                              1,530                    976
                                                             -----------------------------------------------
                                                                               1,530                    976
                                                             -----------------------------------------------

TOTAL FIXED ASSETS                                                             5,398                  4,169
                                                             -----------------------------------------------

CURRENT ASSETS
Inventories
Inventories of bunkers                                                            25                     26
                                                             -----------------------------------------------

Accounts receivables
Freight receivables, etc.                                                        156                    147
Other receivables                                                                 41                     51
Prepayments                                                                       21                     22
                                                             -----------------------------------------------
                                                                                 218                    220
                                                             -----------------------------------------------
Securities
Bonds                                                                            322                    316
                                                             -----------------------------------------------

Cash at bank and in hand                                                         251                    163
                                                             -----------------------------------------------

TOTAL CURRENT ASSETS                                                             816                    725
                                                             -----------------------------------------------

TOTAL ASSETS                                                                   6,214                  4,894
                                                             -----------------------------------------------


Balance sheet

                                                                             30 June 2004      31 December 2003
DKK mill.

SHAREHOLDERS' EQUITY
Common shares                                                                    364                    182
Own shares                                                                       -46                    -52
Retained profit                                                                3,056                  2,116
Proposed dividend                                                                  0                    218
                                                                 -------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                                     3,374                  2,464
                                                                 -------------------------------------------

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                                                   2,281                  1,701
Capitalized lease obligations                                                      0                      0
                                                                 -------------------------------------------
                                                                               2,281                  1,701
                                                                 -------------------------------------------

Current liabilities
Next year's repayments on mortgage debt and bank loans                           326                    295
Capitalized lease obligations                                                      0                    181
Trade accounts payable                                                            79                     96
Other liabilities                                                                104                    102
Accruals                                                                          50                     55
                                                                 -------------------------------------------
                                                                                 559                    729
                                                                 -------------------------------------------

TOTAL LIABILITIES                                                              2,840                  2,430
                                                                 -------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     6,214                  4,894
                                                                 -------------------------------------------

Cash flow statement

                                                              First half 2004
DKK mill.
------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                             540
Interest income, exchange rate gains and dividends
received                                                                   84
Interest expenses                                                         -45
                                                         ---------------------
                                                                          579
Adjustments:
Reversal of depreciation and impairment loss                              101
Reversal of other non-cash movements                                       17
Change in inventories, accounts receivables and payables                  -17
                                                         ---------------------


Net cash inflow from operating activities                                 680
                                                         ---------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                      -693
Investment in equity interests and securities                               0
Sale of fixed assets                                                        0
     including profit on sale of vessels                                    0
     (included in operating activities)
                                                         ---------------------

Net cash inflow/(outflow) from investing activities                      -693
                                                         ---------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                                  711
Repayment/redemption, mortgage debt                                      -181
Repayment/redemption, lease liabilities                                  -160
Dividends paid                                                           -210
Purchase/disposals of own shares                                            6
Net settlement share options                                              -59
                                                         ---------------------

Cash inflow/(outflow) from financing activities                           107
                                                         ---------------------


Increase/(decrease) in cash and cash equivalents                           94

Cash and cash equivalents,
   including bonds, at 1 January                                          479
                                                         ---------------------

Cash and cash equivalents,
   including bonds, at 30 June                                            573

------------------------------------------------------------------------------

Shareholders' equity


DKK mill.                                                     First half 2004
-----------------------------------------------------------------------------

Balance at 1 January 2004                                               2,464
Exchange rate adjustment arose upon translation
   from measurement currency
   to presentation currency                                                28
Fair value adjustment of derivative financial instruments                  25
Exercise share options                                                    -59
Disposal of own shares at cost                                              6
Dividends paid                                                           -218
Dividends on own shares                                                     9
Net profit for the period                                               1,119
                                                                    ----------

Balance at 30 June 2004                                                 3,374

-----------------------------------------------------------------------------


Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP) as of 30 June 2004:
                                                                                 Shareholders'
DKK mill.                                                        Net Income         equity

Net income/Shareholders' equity as reported under Danish GAAP       1,119           3,374

Dry dock costs                                                          0             -41
Reversal of write-down of vessels                                       0             -11
Unrealised gains/losses on marketable securities                     -551               0
Derivative financial instruments                                       18               0
Share options                                                         -61              -5
Deferred tax                                                           10            -345

                                                                 ------------------------
Net income/Shareholders' equity in accordance with US GAAP            536           2,972


A review of principles and methods used in the reconciliation, please refer to the Annual Report for 2003.


Quarter-by-quarter income statement
                                                                             2004
                                                                      Q1             Q2
DKK mill.
-----------------------------------------------------------------------------------------
Net revenue                                                           610             606
Port costs and bunker                                                -123            -103
                                                             -----------------------------

Time Charter Equivalent Earnings                                      487             503

Charter hire                                                          -84             -86
Technical running costs                                               -70             -70
                                                             ----------------------------

Gross profit                                                          333             347

Profit on sale of vessels and interests                                 0               0
Administrative expenses                                               -33             -37
Other operating income                                                 17              14
                                                             ----------------------------

Profit before depreciation                                            317             324

Depreciation                                                          -50             -51
                                                             ----------------------------

Profit before financial items                                         267             273

Net gain/(loss) from other investments and securities                 851            -300
Other financial items                                                 -22              50
                                                             ----------------------------

Profit before tax                                                   1,096              23

Tax                                                                     0               0
                                                             ----------------------------

Net profit for the period                                           1,096              23
                                                             ----------------------------


Quarter-by-quarter cash flow statement
                                                                             2004
                                                                         q1          q2
DKK mill.
------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                          267            273
Interest income, exchange rate gains and dividends received              6             78
Interest expenses                                                      -22            -23
                                                             ----------------------------
                                                                       251            328
Adjustments:
Reversal of depreciation and impairment loss                            50             51
Reversal of other non-cash movements                                    -6             23
Change in inventories, accounts receivables and payables                13            -30
                                                             ----------------------------

Net cash inflow from operating activities                              308            372

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                   -311           -382
Investment in equity interests and securities                            0              0
Sale of fixed assets                                                     0              0
     including profit on sale of vessels                                 0              0
     (included in operating activities)
                                                             ----------------------------

Net cash inflow/(outflow) from investing activities                   -311           -382

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                               425            286
Repayment/redemption, mortgage debt                                   -181              0
Repayment/redemption, lease liabilities                                -69            -91
Dividends paid                                                           0           -210
Purchase/disposals of own shares                                         6              0
Net settlement share options                                           -27            -32
                                                             ----------------------------

Cash inflow/(outflow) from financing activities                        154            -47
                                                             ----------------------------


Increase/(decrease) in cash and cash equivalents                       151            -57

Cash and cash equivalents,
   including bonds, beginning balance                                  479            630
                                                           -------------------------------

Cash and cash equivalents,
   including bonds, ending balance                                     630            573


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: August 16, 2004            By: /s/ Klaus Nyborg
                                         --------------------------
                                  Klaus Nyborg
                                  Chief Financial Officer


03810.0001 #505865